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                                                                 Exhibit (a)(10)



For more information contact:

Welch Allyn, Inc.                                         For Immediate Release
4341 State Street Road
Skaneateles Falls, NY 13153
Jean Vincent, (315) 685-3696
Vincentjg@mail.welchallyn.com


                   Welch Allyn, Inc. Announces Extension of the Pending Tender Offer for Shares of Protocol Systems, Inc. and Provision of a Subsequent Offering Period.

                  Skaneateles Falls, NY -- July 6, 2000 -- Welch Allyn, Inc., a privately-held company, today announced the extension of the pending cash tender offer by Welch Allyn Acquisition Corporation, a wholly-owned subsidiary of Welch Allyn, Inc., for all of the outstanding shares of common stock of Protocol Systems, Inc. (NASDAQ: PCOL). The tender offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 5, 2000, is now scheduled to expire at 12:00 midnight, New York City time, on
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Wednesday, July 12, 2000, unless the offer is further extended. If the tender offer is successful, shares validly tendered and not withdrawn prior to the extended expiration of the tender offer on July 12, 2000 will be accepted for payment as soon as practicable, as provided in the Offer to Purchase described below.

                  The offer is being extended by agreement of Welch Allyn and Protocol to provide for notice of a subsequent offering period of 15 business days pursuant to Rule 14d-11, promulgated under the Securities Exchange Act of 1934, as amended. The subsequent offering period will commence on July 13, 2000, immediately after expiration of the extended tender offer, and remain open until midnight, New York City, time, on Wednesday, August 2, 2000. Welch Allyn Acquisition Corporation will immediately accept and promptly pay $16.00 per share, net to the seller in cash, without interest thereon, for all shares of Protocol common stock as they are tendered during the subsequent offering period. No withdrawal rights will be available to the tendering shareholders during the subsequent offering period. Tender of shares during the subsequent offering period must be in accordance with the procedures set forth in the Offer to Purchase.

                  At 12:00 midnight, New York City time, on Wednesday, July 5, 2000, the time of the previously scheduled initial expiration of the tender offer, approximately 7.7 million shares (or 94% of the outstanding shares) of Protocol common stock were validly tendered and not withdrawn. In addition, at that time, ChaseMellon Shareholder Services, the Depositary for the offer, had received Notices of Guaranteed Delivery with respect to approximately 14 thousand shares (or 0.2% of the outstanding shares) of Protocol common stock.

                  This press release does not constitute an offer to purchase or a solicitation of an offer to sell securities, nor a recommendation with respect to any such offer. The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, dated June 7, 2000, and
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the related Letter of Transmittal, and the Solicitation/recommendation of
Protocol Systems, Inc. is set forth in its Solicitation/Recommendation Statement on Schedule 14D-9, dated June 7, 2000. Each of the foregoing documents was filed with the Securities and Exchange Commission (SEC), and mailed to the shareholders of Protocol Systems, Inc., on June 7, 2000. These documents may be obtained free of charge at the SEC's web site at www.sec.gov. You may also obtain a copy of these documents free of charge from ChaseMellon Shareholder Services, the Information Agent for the tender offer, by calling toll-free (888) 509-7936.

                   Protocol Systems, Inc. designs, manufactures and markets mission-critical flexible monitoring solutions that improve patient care and lower healthcare operating costs. Protocol uses innovative computer and software technologies to provide vital patient data and connect clinicians with mobile patients via workstations, wireless devices and the Internet. Protocol is based in Beaverton, Ore. and its products are available in more than 90 countries around the world.

                   Welch Allyn, Inc. was founded in 1915 and is today a leading manufacturer and marketer of innovative medical and dental diagnostic equipment and miniature precision lamps. Headquartered in Skaneateles Falls, New York, USA, Welch Allyn, Inc. has more than 1,800 employees and numerous manufacturing, sales, and distribution facilities located throughout the world.

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